

07005141


SEC MAIL PROCESSING
RECEIVED
MAR 2 7 2007
WASH, D.C.
186
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42864

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dayspring Investment Group Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 W Market St.
(No. and Street)

Seymour (City) Mo (State) 65746 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mechsnic & Company, L.L.C.
(Name – *if individual, state last, first, middle name*)

PO Box 14710 (Address) Springfield (City) Mo (State) 65814 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2007 E
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary L Haney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dayspring Investment Group Inc, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Gary L Haney
Signature

President
Title

Kathy Iman 3-26-07
Notary Public


KATHY IMAN
Notary Public - Notary Seal
STATE OF MISSOURI
Christian County – Comm.#04409619
My Commission Expires

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAYSPRING INVESTMENT GROUP, INC.

AUDITED FINANCIAL STATEMENTS

For the Year Ended December 31, 2006

TABLE OF CONTENTS

Mechsner & Company, L.L.C.

Certified Public Accountants
Telephone (417) 862-3374 Fax (417) 862-8009

Mailing Address
Post Office Box 14710
Springfield, Missouri 65814-0710

Office Location
4852 South Farm Road 189
Rogersville, Missouri 65742-8204

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Dayspring Investment Group, Inc.

We have audited the accompanying balance sheet of Dayspring Investment Group, Inc. (an S-Corporation) as of December 31, 2006, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dayspring Investment Group, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 14 and 15 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Mechsner & Company, LLC
Springfield, Missouri
March 10, 2007

DAYSPRING INVESTMENT GROUP, INC.
BALANCE SHEET
December 31, 2006

ASSETS

ASSETS		
Cash	$	2,659
Cash Equivalents		10,286
Goodwill		25,000
Deposits		240
TOTAL ASSETS	$	38,185

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Payroll Taxes Payable	$	165
TOTAL LIABILITIES	$	165
STOCKHOLDER'S EQUITY		
Common Stock, No Par Value, 10,000 Shares Authorized, 10,000 Shares Issued & Outstanding	$	1,000
Additional Paid-in Capital		35,000
Retained Earnings		2,021
TOTAL STOCKHOLDER'S EQUITY	$	38,021
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	38,185

See accompanying notes.

DAYSPRING INVESTMENT GROUP, INC.
STATEMENT OF INCOME
For the Year ended December 31, 2006

REVENUES		
Commissions	$	13,571
Dividend Income		286
Other Income		160
TOTAL REVENUES		14,017
OPERATING EXPENSES		
Commissions-Other		4,194
Wages		850
Rep Fees		728
Regulatory Fees and Expenses		129
Other		634
TOTAL OPERATING EXPENSES		6,534
NET INCOME	$	7,483

See accompanying notes.

DAYSPRING INVESTMENT GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year ended December 31, 2006

	Number of Shares	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance December 31, 2005	0	$ 0	$ 0	$ 0	$ 0
Stock Issued	10,000	1,000			1,000
Capital Contributed			35,000		35,000
Stockholder Distributions				(5,462)	(5,462)
Net Income				7,483	7,483
Balance December 31, 2006	10,000	$ 1,000	$ 35,000	$ 2,021	$ 38,021

See accompanying notes.

DAYSPRING INVESTMENT GROUP, INC.
STATEMENT OF CASH FLOWS
For the Year ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 7,483
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Decrease (Increase) in Operating Assets:	
Deposits	(240)
Increase (Decrease) in Operating Liabilities:	
Payroll Taxes Payable	165
Total Adjustments	(75)
Net Cash Provided By (Used in) Operating Activities	7,408
CASH FLOWS FROM INVESTING ACTIVITIES	
Net Cash Provided By (Used In) Investing Activities	0
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from Stock Issued	1,000
Additional Paid-in Capital	35,000
Stockholder Distributions Paid	(5,463)
Goodwill Paid	(25,000)
Net Cash Provided By (Used In) Financing Activities	5,538
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	12,945
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	0
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 12,945

See accompanying notes.

DAYSPRING INVESTMENT GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS
For the Year ended December 31, 2006

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Activity

Dayspring Investment Group, Inc. was organized as a brokerage company on May 9, 2006 and is incorporated under the laws of the state of Missouri. The Company operates as an introducing broker-dealer in making contracts and selling stocks and other securities.

Basis of Accounting

The financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Statement of Cash Flows

For the purpose of the statement of cash flows, the Company considers all deposits which may be withdrawn or for which additional deposits may be made at any time without penalty or notice to be cash equivalents. During 2006, there were no non-cash financing and investing activities and no amounts paid for interest or taxes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - CASH EQUIVALENTS

Cash equivalents consisted of a mutual fund and are stated in the financial statements at fair market value. Cost and approximate market value at December 31, 2006 are as follows:

	Cost	Market
Cash Equivalents		
American Funds	$ 10,286	$ 10,286

NOTE C - INCOME TAXES

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S-Corporation. In lieu of corporation income taxes, the stockholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $7,678 in excess of its required net capital of $5,000.

NOTE E - FOCUS REPORTS

On July 1, 2006, Gary Haney (the sole stockholder of Dayspring Investment Group, Inc.) purchased all of the stock of the David A. Poff Company, Inc. Mr. Haney then transferred the Introducing Broker-Dealer license from the David A. Poff Company, Inc. to Dayspring Investment Group, Inc. The David A. Poff Company, Inc. was a separate corporation, in no way affiliated or related to the Company.

From January 1, 2006 through June 30, 2006, the David A. Poff Company, Inc. had operated under this same Introducing Broker-Dealer license and filed its Focus Reports for the first two quarters of 2006 under the license.

As of July 1, 2006, Dayspring Investment Group, Inc., having acquired the license, operated under the license through December 31, 2006 and filed its Focus Reports for the third and fourth quarters of 2006 under the same license.

The schedule on the following page recaps the income statements of the Focus Reports for 2006, as filed by the David A. Poff Company, Inc. and by Dayspring Investment Group, Inc.

DAYSPRING INVESTMENT GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS
For the Year ended December 31, 2006

		David A. Poff Company, Inc.			Dayspring Investment Group, Inc.		
		1st Quarter	2nd Quarter	Totals	3rd Quarter	4th Quarter	Totals
Revenues							
	3952	$ 34,072	$ (17,213)	$ 16,859	$ 162	$ 124	$ 286
	3970	$ 12,161	$ 13,770	$ 25,931	$ 511	$ 13,061	$ 13,572
	3995	$ 100	$ 570	$ 670	$0	$ 160	$ 160
Total Revenue		$ 46,333	$ (2,873)	$ 43,460	$ 673	$ 13,345	$ 14,018
Expenses							
	4120	$0	$0	$0	$ 100	$ 813	$ 913
	4115	$ 4,420	$ 4,826	$ 9,246	$ 336	$ 3,858	$ 4,194
	4195	$ 205	$ 1,825	$ 2,030	$ 170	$ 443	$ 613
	4100	$ 4,366	$ 8,511	$ 12,877	$ 494	$ 321	$ 815
Total Expenses		$ 8,991	$ 15,162	$ 24,153	$ 1,100	$ 5,435	$ 6,535
Net Income		$ 37,342	$ (18,035)	$ 19,307	$ (427)	$ 7,910	$ 7,483

SUPPLEMENTAL INFORMATION

Mechsner & Company, L.L.C.
Certified Public Accountants
Telephone (417) 862-3374 Fax (417) 862-8009

Mailing Address
Post Office Box 14710
Springfield, Missouri 65814-0710

Office Location
4852 South Farm Road 189
Rogersville, Missouri 65742-8204

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder
Dayspring Investment Group, Inc.

In planning and performing our audit of the basic financial statements of Dayspring Investment Group, Inc. as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control, over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the basic financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activites for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely effects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mechsner & Company, LLC

Mechsner & Company, LLC
Springfield, Missouri
March 10, 2007

DAYSPRING INVESTMENT GROUP, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
For the Year Ended December 31, 2006

NET CAPITAL		
Total stockholders' equity		$ 38,021
Stockholders' equity not allowed for net capital		(25,000)
Stockholders' equity qualified for net capital		13,021
Additions		-
Deductions		(240)
Net capital before haircuts or securities positions		12,781
Haircuts on securities		(103)
	NET CAPITAL	$ 12,678
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required		$ 5,000
Net capital available		12,678
Excess net capital		$ 7,678
Excess net capital at 1000% of debt		
(Net capital less 10% of debt)		$ 12,661
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Percent of aggregate indebtedness to net capital		1.02

THERE WERE NO MATERIAL DIFFERENCES NOTED BETWEEN THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3.

DAYSPRING INVESTMENT GROUP, INC.
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
For the Year Ended December 31, 2006

Dayspring Investment Group, Inc. is exempt under SEC Rule 15c3-3.

END